SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s fourth quarter of
2017 financial and operating report

Mexico City, February 13, 2018 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2017.

• Our postpaid wireless subscriber base posted a solid increase of 6.4% year-on-year after net additions of 1.7 million in the quarter, including one million in Brazil and 206 thousand in Mexico. On the fixed-line platform broadband accesses were up 4.2% year-on-year after adding 321 thousand accesses in the quarter.

• Fourth quarter revenues of 264 billion pesos were down 2.0% in Mexican peso terms on account of FX movements, but at constant exchange rates they actually rose 0.5% with service revenues up 1.4%.

• Service revenue growth was driven by postpaid revenues, up 9.5%; prepaid data, up 9.7% and fixed-broadband revenues that rose 5.8%. Mobile ARPUs rose practically across the board driven by strong data revenue growth.

• EBITDA totaled 70.2 billion pesos; it was up 6.8% in Mexican peso terms and 9.8% at constant exchange rates. South America and Mexico have shown great improvements with EBITDA rising 13.5% in each segment, at constant exchange rates. Most operations posted an increase in their EBITDA margin from a year before.

• Fourth quarter figures were affected by a major revenue loss in Puerto Rico in the aftermath of hurricane Maria that hit the island in September. Excluding this operation, our consolidated service revenues would have been 1.9% higher than a year before and EBITDA would have risen 12.0% (at constant exchange rates).

• We posted a comprehensive financing cost of 37.3 billion pesos in the quarter, almost wholly determined by foreign exchange losses arising from the depreciation during the quarter of the Mexican peso vs. the U.S. dollar and the euro.

• Our operating profit came in at 28.6 billion pesos, having increased 10.9% from the year-earlier quarter. However, after financing costs we posted a net loss of 11.3 billion pesos in the quarter.

• Our cash flow enabled us to cover capital expenditures of 136.7 billion pesos and shareholder distributions (share buybacks and dividends paid out, net of dividends received from KPN) of 15.0 billion pesos and to reduce our net debt by 47.9 billion pesos throughout the year to 614.5 billion pesos (equivalent to 2.0 times LTM EBITDA).

América Móvil’s Subsidiaries as of December 2017
Country	Brand	Business	Equity
			Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.8%
	Sección Amarilla (1)	other	98.4%
	Telvista	other	90.0%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.7%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	21.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.90%.

Relevant Events

On November 13th, we made the second and final installment of our dividend payment of 30 Mexican peso cents per share corresponding to the year 2016. The second installment totaled 9.5 billion pesos in cash and 16.9 million series L shares, equivalent to 2.9% of the eligible shares.

On November 30th, we announced we had entered into an agreement with the International Olympic Committee for the broadcast and exhibition rights for all countries in Latin America, except for Brazil, of the Summer and Winter Olympic Games for the period 2018-2024.

América Móvil Fundamentals (IFRS)
	4Q17	4Q16
Earnings per Share (Mex$) (1)	-0.17	-0.09
Earning per ADR (US$) (2)	-0.18	-0.09
EBITDA per Share (Mex$) (3)	1.06	1.00
EBITDA per ADR (US$)	1.12	1.01
Net Income (millions of Mex$)	-11,295	-5,972
Average Shares Outstanding (billion)	66.07	65.66
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

Access Lines

We ended 2017 with 362 million accesses, slightly less than a year before, with our mobile postpaid and fixed-broadband accesses increasing 6.4% and 4.2%, and mobile prepaid and PayTV accesses falling by approximately 2.6% each. In fixed voice we lost 1.9% of our accesses as clients moved to triple play packages or to postpaid mobile services.

In mobile postpaid we added 1.7 million subscribers in the fourth quarter—one million in Brazil and 206 thousand in Mexico and 109 thousand in Austria—to finish the year with 70.6 million subs.  Our postpaid net adds surpassed those of the year-earlier quarter by 26.6%. In fixed broadband we gained 321 thousand clients in the quarter.

Wireless Subscribers as of December 2017	Total(1) (Thousands)
Country	Dec ’17	Sep ’17	Var.%	Dec ’16	Var.%
Argentina, Paraguay and Uruguay	24,091	24,000	0.4%	23,749	1.4%
Austria & CEE	20,658	20,828	-0.8%	20,708	-0.2%
Brazil	59,022	60,398	-2.3%	60,171	-1.9%
Central America	15,927	15,653	1.7%	15,085	5.6%
Caribbean	5,637	5,583	1.0%	5,453	3.4%
Chile	6,985	6,880	1.5%	6,628	5.4%
Colombia	29,353	29,112	0.8%	28,954	1.4%
Ecuador	7,960	8,612	-7.6%	8,727	-8.8%
Mexico	73,855	73,315	0.7%	72,953	1.2%
Peru	12,392	12,238	1.3%	12,075	2.6%
USA	23,132	23,743	-2.6%	26,070	-11.3%
Total Wireless Lines	279,013	280,363	-0.5%	280,572	-0.6%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of December 2017	Total(1) (Thousands)
Country	Dec ’17	Sep ’17	Var.%	Dec ’16	Var.%
Argentina, Paraguay and Uruguay	670	663	1.0%	618	8.3%
Austria & CEE	6,036	6,015	0.4%	5,900	2.3%
Brazil	35,904	35,962	-0.2%	36,717	-2.2%
Central America	5,811	5,698	2.0%	5,392	7.8%
Caribbean	2,700	2,721	-0.8%	2,663	1.4%
Chile	1,354	1,353	0.0%	1,324	2.2%
Colombia	6,753	6,679	1.1%	6,304	7.1%
Ecuador	367	362	1.3%	352	4.3%
Mexico	21,851	21,857	0.0%	22,178	-1.5%
Peru	1,398	1,408	-0.7%	1,468	-4.8%
Total RGUs	82,844	82,719	0.2%	82,915	-0.1%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

The last quarter of 2017 ended on a strong note, with inflation seemingly well contained and economic growth speeding up in most of the world, both in developed and in emerging countries. With commodity prices firming up, several Latin American countries found new stimulus for expansion, particularly in Brazil that is recovering from a long and protracted recession. In Central and Eastern Europe the region stood to benefit from the overall economic recovery in Western Europe that has been remarkably strong in bordering countries such as Germany and Austria.

The positive economic momentum had us posting good revenue and EBITDA growth very much across the board, with data services leading the way on both the mobile and the fixed-line platforms; mobile ARPUs rose practically everywhere beefed up by data revenues. The investments we made over the last several years on convergence, including the deployment of fiber optic and the expansion of our 4G footprint, have provided us with the fastest data networks in our region. That gives us a competitive edge on our main business segments,  which in most countries has helped us strengthen our position.

Our revenues totaled 264 billion pesos in the fourth quarter. They were down 2.0% in Mexican peso terms on account of foreign exchange rate movements; at constant exchange rates, however, revenues were up 0.5%, with service revenues rising 1.4%. Service revenue growth was driven by postpaid revenues, up 9.5%; prepaid data, up 9.7% and fixed-broadband revenues that rose 5.8%.

By regions, the most dynamic one was the South American block, with service revenue growth of 4.5% (at constant exchange rates) followed by Mexico, with 3.3%.

Fourth quarter EBITDA totaled 70.2 billion pesos; it was up 6.8% in Mexican peso terms and 9.8% at constant exchange rates, compared to 1.3% in the prior quarter (not including the Colombia ruling), when EBITDA was hit by the natural disasters in Mexico and Puerto Rico. In South America EBITDA rose 13.5% at constant exchange rates, followed by Mexico with 13.5% and Central America with 7.8%.

EBITDA margins were up in most of our operations with Mexico’s increasing by 4.1 percentage points, Brazil’s by 2.9, Ecuador’s by 3.9 and Peru’s by 6.5.

Our consolidated figures reflect the major loss of revenues in Puerto Rico, -16.1% year-on-year, in the aftermath of the hurricane that battered the island in September. The revenue decline, mostly to do with the lack of electrical power throughout the island and its impact on fixed-line telephony, resulted in an even greater drag on consolidated EBITDA, as that operation’s EBITDA margin plummeted to -3.5% in the fourth quarter from 21.6% in the second one.

Excluding Puerto Rico, our consolidated service revenues expanded 1.9% year-on-year and our EBITDA 12.0%. Our operating profit came in at 28.6 billion pesos, having increased 10.9% from the year-earlier quarter. Relative to total revenues, it rose from 9.6% a year before to 10.8%.

América Móvil’s Income Statement (IFRS) Millions of Mexican pesos
	4Q17	4Q16	Var.%	Jan-Dec 17	Jan-Dec 16	Var.%
Service Revenues	220,920	223,513	-1.2%	878,411	831,885	5.6%
Equipment Revenues	42,939	45,821	-6.3%	143,222	143,527	-0.2%
Total Revenues	263,859	269,335	-2.0%	1,021,634	975,412	4.7%
Cost of Service	81,854	86,042	-4.9%	327,745	314,580	4.2%
Cost of Equipment	49,540	53,158	-6.8%	170,154	172,495	-1.4%
Selling, General & Administrative Expenses	59,718	62,499	-4.5%	238,883	225,866	5.8%
Others	2,594	1,960	32.4%	7,549	6,350	18.9%
Total Costs and Expenses	193,706	203,659	-4.9%	744,332	719,291	3.5%
Adjusted EBITDA*	70,153	65,676	6.8%	277,302	256,122	8.3%
% of Total Revenues	26.6%	24.4%		27.1%	26.3%
Depreciation & Amortization	41,592	39,923	4.2%	158,612	146,511	8.3%
Adjusted EBIT*	28,560	25,752	10.9%	118,690	109,610	8.3%
% of Total Revenues	10.8%	9.6%		11.6%	11.2%
Net Interest Expense	7,080	7,466	-5.2%	27,375	29,669	-7.7%
Other Financial Expenses	-6,995	4,339	-261.2%	1,944	16,226	-88.0%
Foreign Exchange Loss	37,244	16,407	127.0%	13,819	40,427	-65.8%
Comprehensive Financing Cost (Income)	37,329	28,212	32.3%	43,138	86,323	-50.0%
Income & Deferred Taxes	1,485	2,654	-44.0%	30,691	11,399	169.2%
Net Income before Minority
Interest and Equity Participation in Results	-10,254	-5,114	-100.5%	44,861	11,889	277.3%
of Affiliates
Equity Participation in Results of Affiliates	10	55	-81.3%	91	190	-51.9%
Minority Interest	326	-914	135.7%	-2,829	-3,429	17.5%
Adjusted Net Income (Loss)	-9,917	-5,972	-66.0%	42,123	8,649	387.0%
Net Income (Loss)	-11,295	-5,972	-89.1%	29,326	8,649	239.1%

* Adjusted EBITDA and EBIT do not include the expense item associated with the arbitrage ruling in Colombia. For more details please visit https://www.bmv.com.mx/en/issuers/financialinformation/AMX-6024-CGEN_CAPIT

We posted a comprehensive financing cost of 37.3 billion pesos in the quarter, almost wholly determined by foreign exchange losses arising from the depreciation of the Mexican peso vs. the U.S. dollar and the euro in the quarter; a year before, comprehensive financing costs had totaled 28.2 billion pesos. For the full year 2017 our comprehensive financing costs were down 50% from the year before, to 43.1 billion pesos.

We had a net loss of 11.3 billion pesos in the fourth quarter, but a net profit of 29.3 billion pesos for the full year.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Dec '17	Dec '16	Var.%		Dec '17	Dec '16	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	83,391	78,076	6.8%	Short Term Debt*	51,746	82,607	-37.4%
Term Ivestments
Accounts Receivable	201,814	206,684	-2.4%	Accounts Payable	291,029	321,881	-9.6%
Other Current Assets	18,221	20,279	-10.1%	Other Current Liabilities	70,562	65,515	7.7%
Inventories	38,810	36,871	5.3%		413,336	470,003	-12.1%
	342,235	341,909	0.1%

Non Current Assets				Non Current Liabilities
Plant & Equipment	676,343	701,190	-3.5%	Long Term Debt	646,139	625,194	3.4%
Investments in Affiliates	3,735	3,603	3.7%	Other Liabilities	166,103	148,821	11.6%
					812,242	774,015	4.9%
Deferred Assets
Goodwill (Net)	151,463	152,633	-0.8%
Intangible Assets	123,242	128,598	-4.2%	Shareholder's Equity	260,634	271,024	-3.8%
Deferred Assets	189,193	187,109	1.1%

Total Assets	1,486,212	1,515,042	-1.9%	Total Liabilities and Equity	1,486,212	1,515,042	-1.9%
*Includes current portion of Long Term Debt.

Our net debt was down by 15.2 billion pesos in 2017 to 614.5 billion pesos. This figure reflects the flow reduction in net debt of 47.9 billion pesos throughout the year; the Colombian ruling in July that added 18.5 billion pesos to our debt (a ruling that is being reviewed in an arbitration court); and the impact of foreign exchange variations (in Mexican peso terms) on our balance sheet.

Our cash flow enabled us to cover capital expenditures of 136.7 billion pesos and shareholder distributions (share buybacks and dividends paid out, net of dividends received from KPN) of 15.0 billion pesos. We acquired ownership interests in some companies investing 6.7 billion pesos and contributed 14.8 billion pesos to the reduction of outstanding pension liabilities.

Financial Debt of América Móvil* Millions
	Dec -17	Dec -16
Peso - denominated debt (MxP)	83,192	87,527
Bonds and other securities	70,692	72,416
Banks and others	12,500	15,111
U.S. Dollar - denominated debt (USD)	10,084	10,656
Bonds and other securities	9,353	9,936
Banks and others	732	720
Euro - denominated Debt (EUR)	12,564	13,867
Bonds and other securities	12,564	13,845
Banks and others	0	23
Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750
Reais - denominated Debt (BRL)	4,234	545
Bonds and other securities	3,500	0
Banks and others	734	545
Debt denominated in other currencies (MxP)	17,864	23,195
Bonds and other securities	17,765	23,069
Banks and others	99	126
Total Debt (MxP)	697,885	707,801
Cash, Marketable Securities and Short Term Financial	83,391	78,076
Investments (MxP)
Net Debt (MxP)	614,494	629,726
* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure. The debt figures include the face value amount of the outstanding América Móvil hybrid bonds (1,450M euros and 550M sterling), but do not include the TKA hybrid bond (600M euros).

Mexico

We added 206 thousand postpaid and 335 thousand prepaid subscribers in the fourth quarter to finish the year with 73.9 million wireless clients in Mexico, with our postpaid base rising 6.2% and our prepaid base roughly flat relative to the prior year. On the fixed-line platform we added 35 thousand broadband clients in the quarter to end the year with 9.3 million.

Our revenues of 72 billion pesos were similar to those of the year-earlier quarter, but service revenues increased 3.3% on the back of mobile service revenues that were up 8.3%. Prepaid data revenues have made an important contribution to revenue growth, with an 18.9% increase. Our blended mobile ARPU was up 7.2% year-on-year, marking its third consecutive quarterly increase. MBOUs rose 65% year-on-year, while MOUs increased 6.0% to 494 minutes, the highest level in Latin America.

On the fixed-line platform service revenues were off 3.5% mostly on account of the slide that has been taking place over the last two or three quarters in international long distance and interconnection revenues, - 29.5%, and -21.5% respectively.

Mexican EBITDA soared 13.5% from the year-earlier quarter to 23.1 billion pesos. Relative to revenues, the EBITDA margin jumped from 28.0% in the last quarter of 2016 to 32.1% in the fourth quarter, helped along by reductions in subscriber acquisition costs.

Conversations have continued with the regulator (IFT) regarding the functional separation of Telmex and Telnor, through which certain elements of their local access network and passive infrastructure will be transferred into a separate entity to make them available for other operators to use on a wholesale basis. We currently expect that during March 2018, IFT will issue the final terms and conditions applicable to the functional separation in order to start the implementation process.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	72,036	72,722	-0.9%	267,586	269,136	-0.6%
Total Service Revenues	51,921	50,256	3.3%	202,980	200,568	1.2%
Wireless Revenues	49,781	49,364	0.8%	177,868	175,794	1.2%
Service Revenues	31,225	28,824	8.3%	119,973	114,096	5.2%
Equipment Revenues	18,500	20,370	-9.2%	57,374	60,449	-5.1%
Fixed Line and Other Revenues	24,104	25,527	-5.6%	97,174	101,012	-3.8%
EBITDA	23,097	20,347	13.5%	84,996	85,727	-0.9%
% total revenues	32.1%	28.0%		31.8%	31.9%
EBIT	15,535	13,121	18.4%	55,195	58,500	-5.6%
%	21.6%	18.0%		20.6%	21.7%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	73,855	72,953	1.2%
Postpaid	12,766	12,015	6.2%
Prepaid	61,090	60,938	0.2%
MOU	494	466	6.0%
ARPU (MxP)	142	132	7.2%
Churn (%)	4.5%	4.9%	(0.4)
Revenue Generating Units (RGUs) *	21,851	22,178	-1.5%
Fixed Lines	12,584	12,949	-2.8%
Broadband	9,267	9,229	0.4%
* Fixed Line and Broadband.

Argentina, Paraguay and Uruguay

We finished the quarter with 24.1 million mobile clients and 670 thousand fixed-line RGUs, up 1.4% and 8.3% respectively from the year-earlier quarter, as PayTV accesses expanded 15.1% in Paraguay.

Our revenues rose 25.7% to 13.9 billion Argentinean pesos, with service revenue growing to 30.9% as mobile data revenues soared 59.2%. On the fixed-line platform revenues rose 17.0% with PayTV revenues expanding over 45%, albeit from a small base.

EBITDA was up 30% to 4.6 billion Argentinean pesos. The EBITDA margin stood at 32.8%, 1.1 percentage points more than a year before.

We have obtained the necessary regulatory approvals to begin selling PayTV in Argentina in 2018. We are committed to build an important number of homes passed to strengthen our fixed business in the country.

In Paraguay we were granted the use of 20MHz in the 700 MHz band in a public auction last December.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	13,943	11,091	25.7%	49,700	39,869	24.7%
Total Service Revenues	11,058	8,445	30.9%	40,792	30,741	32.7%
Wireless Revenues	13,151	10,439	26.0%	46,723	37,446	24.8%
Service Revenues	10,259	7,770	32.0%	37,769	28,282	33.5%
Equipment Revenues	2,885	2,647	9.0%	8,908	9,128	-2.4%
Fixed Line and Other Revenues	864	739	17.0%	3,242	2,710	19.6%
EBITDA	4,569	3,514	30.0%	17,188	13,343	28.8%
% total revenues	32.8%	31.7%		34.6%	33.5%
EBIT	3,518	2,660	32.2%	13,341	10,281	29.8%
%	25.2%	24.0%		26.8%	25.8%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	24,091	23,749	1.4%
Postpaid	2,394	2,454	-2.4%
Prepaid	21,697	21,295	1.9%
MOU	86	97	-12.1%
ARPU (ARP)	140	111	26.7%
Churn (%)	2.0%	2.0%	0.1
Revenue Generating Units (RGUs) *	670	618	8.3%
* Fixed Line, Broadband and Television.

Brazil

In the fourth quarter we added almost one million postpaid clients—our postpaid base was up 11.1% year-on-year—and disconnected 2.4 million prepaid subscribers to finish the year with just over 59 million wireless subscribers. Over the last quarters we have consistently increased our share of postpaid net adds in the market, nearly doubling it to 32% in the fourth quarter from the year-earlier quarter on the back of our new commercial plans that provide unlimited voice in all segments; the fastest mobile internet connections; and a major investment program to modernize and expand network coverage. We are currently the only mobile operator in the country delivering 4.5G services—which provides speeds up to 10x faster than regular 4G.

Fixed RGUs, almost 36 million, were down 2.2% after net disconnections of 170 thousand PayTV units, but broadband accesses continued to grow at a healthy pace—we connected 130 thousand accesses in the quarter and led the market growth in 2017, sustaining our leading position. It is important to note that in the “ultrabroadband” segment, we are the leader with over two million accesses thanks to our advanced fiber network capillarity that can deliver speeds of more than 34 Mbps.

Our revenues, 8.9 billion reais, were up 0.8% from the year-earlier quarter, with mobile service revenues rising 7.8% on the back of very strong data-revenue growth—42.3% in the quarter—which contributed greatly to the 10.2% increase in our mobile ARPU.

On the fixed-line platform service revenues declined 2.7% mostly on account of falling long-distance revenues—down 19.4%— but also of PayTV revenues, down 3.3%. On the other hand, fixed-broadband revenues continued to expand, increasing 3.8% year-on-year.

EBITDA rose 11.6% year-on-year to 2.7 billion reais as a result of revenue improvements but also due to cost reductions in all areas of the company. The EBITDA margin expanded 2.9 percentage-points to 30.1%.

Claro has been changing the dynamics of the Brazilian market through innovation and constructing a unique value proposition focused on convergent solutions to connect people, households and companies. We are developing corporate solutions that combine advanced connectivity with cloud and IT, helping customers accelerate their digital transformation, lowering costs, improving time to market and creating positive impacts over their entire business.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	8,937	8,870	0.8%	35,478	35,982	-1.4%
Total Service Revenues	8,769	8,680	1.0%	34,864	34,959	-0.3%
Wireless Revenues	3,051	2,842	7.3%	11,674	11,704	-0.3%
Service Revenues	2,860	2,652	7.8%	11,017	10,689	3.1%
Equipment Revenues	168	190	-11.5%	614	1,019	-39.7%
Fixed Line and Other Revenues	5,887	6,029	-2.4%	23,805	24,278	-1.9%
EBITDA	2,689	2,410	11.6%	10,130	9,554	6.0%
% total revenues	30.1%	27.2%		28.6%	26.6%
EBIT	577	255	126.3%	1,484	820	81.1%
%	6.5%	2.9%		4.2%	2.3%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Brazil Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	59,022	60,171	-1.9%
Postpaid	20,335	18,310	11.1%
Prepaid	38,687	41,861	-7.6%
MOU(1)	103	96	7.3%
ARPU (BrL)	16	14	10.2%
Churn (%)	4.7%	5.5%	(0.8)
Revenue Generating Units (RGUs) *	35,904	36,717	-2.2%
* Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

We had nearly seven million wireless subscribers in Chile at the end of the year, 5.4% more than a year before, after adding 105 thousand subscribers in the last quarter, 70% of which were postpaid subscribers. Fixed RGUs increased 2.2% relative to the prior year, with broadband accesses rising 10.9%.

Revenues increased 7.2% year-on-year to reach 228 billion Chilean pesos as service revenues increased 8.0%. Mobile and fixed data revenues led the way, expanding in the period 31.8% and 20.8%, respectively. Revenues on the fixed platform account for 35% of total revenues.

Our constant efforts to control costs in the face of good revenue growth has allowed EBITDA to continue to expand rapidly, increasing 38.7% over the prior year to 35.1 billion Chilean pesos. The EBITDA margin, equivalent to 15.4% of revenues, was up 3.5 percentage points in the year.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	227,982	212,672	7.2%	851,277	766,932	11.0%
Total Service Revenues	191,465	177,336	8.0%	746,117	683,553	9.2%
Wireless Revenues	154,951	144,768	7.0%	566,986	507,382	11.7%
Service Revenues	118,429	109,537	8.1%	461,787	423,633	9.0%
Equipment Revenues	36,516	35,337	3.3%	105,162	83,380	26.1%
Fixed Line and Other Revenues	80,783	73,906	9.3%	313,887	282,284	11.2%
EBITDA	35,116	25,319	38.7%	123,252	72,743	69.4%
% total revenues	15.4%	11.9%		14.5%	9.5%
EBIT	-19,194	-28,254	32.1%	-89,884	-139,353	35.5%
%	-8.4%	-13.3%		-10.6%	-18.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	6,985	6,628	5.4%
Postpaid	1,897	1,612	17.6%
Prepaid	5,088	5,016	1.4%
MOU	174	155	12.7%
ARPU (ChP)	5,841	5,685	2.8%
Churn (%)	5.7%	6.0%	(0.3)
Revenue Generating Units (RGUs) *	1,354	1,324	2.2%
* Fixed Line, Broadband and Television.

Colombia

We added 240 thousand wireless subscribers in the fourth quarter—of which 84 thousand were postpaid—to finish the year with 29.4 million wireless subscribers, 1.4% more than a year before. Our postpaid base increased 5.0% annually to 6.7 million contract clients. On the fixed-line side, our fixed-line RGUs were up 7.1% to 6.8 million, with land-lines and broadband accesses expanding 11.1% and 8.1%, respectively.

Total revenues were up 2.6% over the year to 2.9 trillion Colombian pesos. Service revenues expanded 3.6%, driven by fixed-line service revenues that increased 10.3% supported by data-services and PayTV revenue growth of 7.2% and 13.4%, respectively. We have made important investments in the fixed-line segment and our mix of revenues has changed such that fixed service revenues now account for 37% of the total.

On the mobile platform service revenues were practically flat year-on-year in a very competitive market with aggressive holiday promotions.

EBITDA was up 5.5% vs. the year-earlier quarter to 1.2 trillion Colombian pesos; the EBITDA margin, 39.8%, was up one percentage point from a year before.

On December 20th, 2017, we submitted our memorial in the arbitration claim against the Republic of Colombia, initiated in August 2016, requesting compensation pursuant to the Mexico-Colombia Free Trade Agreement in relation to certain measures adopted by Colombia since August 2013, including a decision from the Colombian Constitutional Court holding that certain laws eliminating the reversion of telecommunication assets did not apply to Comcel’s concessions. As a result, the Colombian Government refused to recognize Comcel’s property rights over those assets and obligated Comcel to pay an amount equivalent to the value of said assets.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	2,918	2,844	2.6%	11,290	10,978	2.8%
Total Service Revenues	2,300	2,220	3.6%	9,109	8,771	3.9%
Wireless Revenues	2,118	2,116	0.1%	8,178	8,095	1.0%
Service Revenues	1,492	1,488	0.3%	5,948	5,847	1.7%
Equipment Revenues	609	615	-1.0%	2,152	2,177	-1.1%
Fixed Line and Other Revenues	859	790	8.8%	3,340	3,023	10.5%
Adjusted EBITDA*	1,163	1,102	5.5%	4,499	4,069	10.6%
%	39.8%	38.8%		39.8%	37.1%
Adjusted EBIT*	664	601	10.5%	2,589	2,248	15.2%
%	22.8%	21.1%		22.9%	20.5%

**Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues. The full-year adjusted EBITDA does not include a cash payment of 3,155 billion Colombian pesos associated to the reversal of telecom assets under our concession titles

Colombia Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers* (thousands)	29,353	28,954	1.4%
Postpaid	6,688	6,372	5.0%
Prepaid	22,665	22,582	0.4%
MOU(1)	202	212	-4.8%
ARPU (COP)	16,915	17,205	-1.7%
Churn (%)	4.7%	4.6%	0.1
Revenue Generating Units (RGUs)**	6,753	6,304	7.1%

* Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television

** Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Ecuador

We ended the year with nearly eight million subscribers after disconnecting 651 thousand clients in the fourth quarter, all of them prepaid. On the postpaid segment, we registered net gains of 27 thousand subscribers. Fixed RGUs were up 4.3% to 367 thousand, with broadband accesses rising 11.3%.

Revenues declined 9.4% to 320 million dollars, with service revenues falling 3.9% year-on-year as mobile voice revenues declined 16.5% on account of competitive pressures that have brought prices down to one dollar-cent per minute of voice. Mobile data revenues, up 9.2% year-on-year, compensated partly the impact of declining voice revenues. Fixed revenues, on their part, continued to show strong growth, rising 23.6% in the period.

Fourth quarter EBITDA was 143 million dollars, down 0.8% in absolute terms. Relative to revenues, the margin rose 3.9 percentage points to 44.9%.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	320	353	-9.4%	1,311	1,438	-8.9%
Total Service Revenues	280	291	-3.9%	1,130	1,225	-7.8%
Wireless Revenues	299	336	-11.0%	1,228	1,366	-10.1%
Service Revenues	260	275	-5.6%	1,052	1,157	-9.1%
Equipment Revenues	39	60	-36.0%	176	209	-15.8%
Fixed Line and Other Revenues	21	17	23.6%	83	72	15.3%
EBITDA	143	145	-0.8%	522	603	-13.3%
% total revenues	44.9%	41.0%		39.8%	41.9%
EBIT	88	93	-4.7%	310	395	-21.4%
%	27.7%	26.3%		23.7%	27.5%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Ecuador Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	7,960	8,727	-8.8%
Postpaid	2,547	2,439	4.4%
Prepaid	5,413	6,288	-13.9%
MOU	353	240	46.8%
ARPU (US$)	10	10	1.3%
Churn (%)	7.3%	4.5%	2.8
Revenue Generating Units (RGUs) *	367	352	4.3%
* Fixed Line, Broadband and Television.

Peru

Our wireless subscriber base ended 2017 with 12.4 million subscribers, 2.6% more than a year before, after net additions of 153 thousand clients in the fourth quarter, including 76 thousand postpaid subscribers. After eight months of being net gainers form mobile number portability, in December we became the leader in portability by a difference of 28% vs. the second place. Additionally, we had 1.4 million fixed-line RGUs, a 4.8% reduction from a year before mostly due to the disconnection of land-line subscriptions.

The quarter’s revenues were up 0.7% to 1.4 billion soles with service revenues increasing 0.4%. Mobile service revenues grew 1.7% with mobile data revenues rising 14.7%. Wireless voice prices have fallen by 30% as we introduced unlimited calling in some of our plans.

EBITDA rose 43.2% annually to 307 million soles basically on the back of our cost-reduction efforts that led total costs and expenses to fall by 7.1% year-on-year. The EBITDA margin rose to 22.1% of revenues up from 15.5% in the last quarter of 2016.

We continue to expand the coverage of our 4G-LTE networks. In addition, in December  we won in a public bidding, a project to roll out almost 1,800 Km of fiber optic networks in 264 cities and towns. The project has a cost of 96.7 million dollars and is government sponsored.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	1,389	1,379	0.7%	5,436	5,244	3.7%
Total Service Revenues	1,180	1,175	0.4%	4,694	4,551	3.1%
Wireless Revenues	1,177	1,162	1.2%	4,590	4,387	4.6%
Service Revenues	960	943	1.7%	3,812	3,650	4.4%
Equipment Revenues	209	203	2.8%	739	684	8.1%
Fixed Line and Other Revenues	213	217	-2.0%	846	857	-1.3%
EBITDA	307	214	43.2%	1,275	925	37.8%
% total revenues	22.1%	15.5%		23.4%	17.6%
EBIT	124	28	345.8%	531	222	138.7%
%	8.9%	2.0%		9.8%	4.2%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Peru Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	12,392	12,075	2.6%
Postpaid	4,157	4,099	1.4%
Prepaid	8,235	7,976	3.2%
MOU	221	196	13.0%
ARPU (Sol)	26	26	-0.9%
Churn (%)	6.4%	5.8%	0.6
Revenue Generating Units (RGUs) *	1,398	1,468	-4.8%
* Fixed Line, Broadband and Television

Central America

Our Central American operations added 274 thousand mobile subscribers in the fourth quarter to finish December with 15.9 million clients. On the fixed-line platform we had 5.8 million accesses, 7.8% more than a year before; growth was driven by broadband accesses that rose 15.1%.

Revenues rose 4.7% year-on-year to 605 million dollars, with service revenues rising 1.5% driven by data revenues that expanded 10% on the mobile platform and 8.7% on the fixed one. Pay TV revenues were up 7.8% year-on-year.

EBITDA was up 7.6% year-on-year to 210 million dollars and the EBITDA margin expanded one percentage point to 34.8%.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	605	578	4.7%	2,332	2,260	3.2%
Total Service Revenues	541	533	1.5%	2,133	2,103	1.4%
Wireless Revenues	408	397	2.7%	1,551	1,538	0.8%
Service Revenues	354	350	1.0%	1,383	1,375	0.6%
Equipment Revenues	54	44	23.2%	166	155	7.3%
Fixed Line and Other Revenues	199	184	8.3%	791	736	7.4%
EBITDA	210	196	7.6%	817	777	5.2%
% total revenues	34.8%	33.8%		35.0%	34.4%
EBIT	86	52	65.3%	305	216	41.2%
%	14.2%	9.0%		13.1%	9.6%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	15,927	15,085	5.6%
Postpaid	2,400	2,250	6.7%
Prepaid	13,527	12,835	5.4%
MOU(1)	162	162	0.1%
ARPU (US$)	8	7	2.4%
Churn (%)	6.8%	8.5%	(1.7)
Revenue Generating Units (RGUs) *	5,811	5,392	7.8%
* Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

We had 5.6 million wireless subscribers in the Caribbean at the end of 2017, 3.4% more a year ago. Net subscriber additions were 54 thousand, 24 thousand of them in Puerto Rico. The postpaid subscriber base increased 4.1%, mostly in the Dominican Republic, to 1.9 million. Fixed-line RGUs reached 2.7 million accesses, up 1.4% year-on-year.

The situation in Puerto Rico following the damage that occurred after hurricane Maria hit the island in September remains very complicated. Roughly 50% of the territory still lacks electrical power, which has made the restoration of the telecommunication services difficult. We worked rapidly to reestablish service on our networks; almost all our wireless base stations are now operating but more than half are being powered by diesel making it more expensive and complex for them to operate.  As regards our fixed-line infrastructure, around 75% of the infrastructure is operational; however, we have had to credit back the rents of clients that can’t use the service because they don’t have electricity.

Revenues in the Caribbean declined 9.0% year-on-year, basically because of the 16.1% revenue drop in Puerto Rico in the quarter. In the Dominican Republic, revenues were up 2.9% year-on-year on the back of data revenues that expanded 13.4% on the mobile platform and 11.6% on the fixed one. It is important to note that wireless service revenues in Puerto Rico have practically returned to their “normal” level—they were down 3% from a year before—but those on the fixed-line platform were over 40% lower than in the year-earlier quarter because of the inability of our clients to use the service given the lack of power in the island.

EBITDA declined 37.2% year-on-year to 100 million dollars, which is explained by the EBITDA loss of eight million dollars posted by Puerto Rico due to the important decline in revenues and extraordinary expenses related to the reconstruction and operation of our networks since the hurricane. In the Dominican Republic EBITDA rose 9.3% over the year.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	448	492	-9.0%	1,847	1,954	-5.5%
Total Service Revenues	376	427	-11.9%	1,611	1,723	-6.5%
Wireless Revenues	277	276	0.3%	1,046	1,096	-4.5%
Service Revenues	210	217	-2.8%	835	888	-6.0%
Equipment Revenues	69	60	13.6%	219	211	4.0%
Fixed Line and Other Revenues	171	216	-20.9%	801	858	-6.6%
EBITDA	100	158	-37.2%	534	613	-13.0%
% total revenues	22.2%	32.2%		28.9%	31.4%
EBIT	26	95	-72.7%	256	336	-23.8%
%	5.8%	19.4%		13.8%	17.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Caribbean Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	5,637	5,453	3.4%
Postpaid	1,865	1,792	4.1%
Prepaid	3,772	3,661	3.0%
MOU(1)	234	280	-16.6%
ARPU (US$)	13	13	-3.7%
Churn (%)	3.9%	4.0%	(0.0)
Revenue Generating Units (RGUs) *	2,700	2,663	1.4%
* Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

We finished the year with 23.1 million subscribers—11.3% less than a year before—after net disconnections of 685 thousand Safelink subscribers in the quarter and net gains of 74 thousand clients in our other brands.

Total revenues declined 8.3% to 1.9 billion dollars as a result of the important number of disconnections. Other brands with higher ARPU such as StraightTalk and Total Wireless registered net gains in the period so the client mix resulted in an 11.9% increase in our blended ARPU.

The aforementioned disconnections, aggressive competition in our segment, and a new blend of clients, brought EBITDA down 26.4% relative to last year to 176 million dollars and the EBITDA margin came in at 9.1%, down from 11.3%.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues	1,939	2,115	-8.3%	7,843	7,533	4.1%
Service Revenues	1,649	1,808	-8.8%	6,740	6,593	2.2%
Equipment Revenues	289	306	-5.5%	1,101	939	17.2%
EBITDA	176	239	-26.4%	739	627	18.0%
% total revenues	9.1%	11.3%		9.4%	8.3%
EBIT	145	219	-33.8%	655	570	15.0%
%	7.5%	10.3%		8.4%	7.6%

United States Operating Data (IFRS)
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	23,132	26,070	-11.3%
MOU	514	545	-5.7%
ARPU (US$)	24	23	2.4%
Churn (%)	4.6%	4.7%	(0.1)

Telekom Austria Group

Altogether, our operations in Europe ended December with 20.7 million wireless subscribers after net disconnections of 170 thousand subscribers in Eastern Europe. However, almost every market saw a shift from prepaid to postpaid and we gained 216 thousand new contract clients—half of them in Austria—taking our base up 3.6% to 15.6 million. On the fixed line side we had just over six million clients, 2.3% more than a year before. PayTv units grew 10.7% after additions of 18 thousand, most of them in Bulgaria and Austria, and broadband accesses were up 3.3%.

Fourth quarter service revenues remained practically unchanged from a year before with mobile service revenues falling 2.1% and fixed service revenues rising 2.6%.

In Austria, service revenues were flat relative to a year before. On the mobile side service revenues declined 2.8% as we continue to bear the pressure from the elimination of roaming charges within the EU and from the disconnection of prepaid subscribers. Fixed line service revenues however, rose 2.2% on the back of PayTV and broadband.

Underlying operating trends in Eastern Europe remain strong; Serbia, Belarus, Bulgaria and Croatia posted annual improvement in service revenues mostly on the back of fixed revenue growth, (except for Serbia in which we remain mobile only). In Macedonia, service revenues remained stable in spite of the decline in mobile termination rates. Slovenia was the only market that had negative underlying trends that had mostly to do with price cuts driven by aggressive competition in the mobile segment and the abolition of roaming charges.

The elimination of roaming charges within the EU for voice and data has resulted in very important increases in usage. In the fourth quarter, incoming voice traffic in Austria, Bulgaria, Croatia and Slovenia increased around 90% relative to 2016 while outgoing traffic rose even further. Net roaming voice traffic grew more than 1.5 times in Bulgaria, Croatia and Slovenia and nearly 50% in Austria. In Belarus, Macedonia and Serbia, traffic has remained more stable. We observed a similar effect on data. The rate of decline of roaming revenues has decelerated over the year.

EBITDA was up 3.5% (proforma) to 288 million Euros and was equivalent to 25.5% of revenues, 0.4 percentage points higher than a year before as a result of restructuring charges in Austria, positive foreign exchange effects and positive one off effects in Eastern Europe.

 We have made important efforts to reduce costs across the board and have seen good results in several lines including maintenance costs, leased links, and outsourcing costs amongst others. On the other hand, higher subscriber acquisition and retention costs in Austria, greater operating costs associated to A1 Digital, and net roaming charges have weighed on EBITDA.

INCOME STATEMENT (IFRS) - A1 Telekom Austria Group - Proforma Millions of Euros
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Total Revenues*	1,158	1,139	1.7%	4,485	4,344	3.3%
Total service revenues	940	941	-0.1%	3,775	3,716	1.6%
Wireless service revenues	525	536	-2.1%	2,139	2,146	-0.3%
Fixed-line service revenues	415	405	2.6%	1,636	1,570	4.2%
Equipment revenues	161	141	14.2%	504	450	12.0%
EBITDA	288	279	3.5%	1,397	1,370	2.0%
% total revenues	25.5%	25.1%		31.9%	32.2%
EBIT	-20	54	n.m.	444	496	-10.5%
% total revenues	-1.8%	4.9%		10.1%	11.7%
*Total Revenues include other operating income. For further detail please visit www.a1.group/en/investor-relations n.m Not meaningful.

A1 Telekom Austria Group Operating Data (IFRS) - Proforma
	4Q17	4Q16	Var.%
Wireless Subscribers (thousands)	20,658	20,708	-0.2%
Postpaid	15,581	15,041	3.6%
Prepaid	5,077	5,667	-10.4%
MOU(1)	342	328	4.1%
ARPU (Euros)	8	9	-2.2%
Churn (%)	2.2%	2.2%	0.0
Revenue Generating Units (RGUs) *	6,036	6,076	-0.6%
*Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers	Subscribers weighted by the economic interest held in each company.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
Mexico
EoP	19.79	20.73	-4.6%	19.79	20.73	-4.6%
Average	18.93	19.79	-4.4%	18.94	18.65	1.5%
Brazil
EoP	3.31	3.26	1.5%	3.31	3.26	1.5%
Average	3.25	3.30	-1.5%	3.19	3.49	-8.5%
Argentina
EoP	18.65	15.89	17.4%	18.65	15.89	17.4%
Average	17.56	15.47	13.5%	16.56	14.77	12.1%
Chile
EoP	615	669	-8.2%	615	669	-8.2%
Average	633	665	-4.8%	649	676	-4.1%
Colombia
EoP	2,984	3,001	-0.6%	2,984	3,001	-0.6%
Average	2,987	3,017	-1.0%	2,952	3,053	-3.3%
Guatemala
EoP	7.34	7.52	-2.4%	7.34	7.52	-2.4%
Average	7.34	7.50	-2.2%	7.35	7.60	-3.3%
Honduras
EoP	23.75	23.67	0.4%	23.75	23.67	0.4%
Average	23.69	23.40	1.2%	23.65	22.99	2.9%
Nicaragua
EoP	30.78	29.32	5.0%	30.78	29.32	5.0%
Average	30.60	29.15	5.0%	30.05	28.62	5.0%
Costa Rica
EoP	573	561	2.0%	573	561	2.0%
Average	571	560	2.1%	572	551	3.8%
Peru
EoP	3.25	3.36	-3.4%	3.25	3.36	-3.4%
Average	3.25	3.40	-4.4%	3.26	3.38	-3.4%
Paraguay
EoP	5,590	5,767	-3.1%	5,590	5,767	-3.1%
Average	5,642	5,730	-1.5%	5,618	5,671	-0.9%
Uruguay
EoP	28.81	29.34	-1.8%	28.81	29.34	-1.8%
Average	29.16	28.58	2.0%	28.68	30.16	-4.9%
Dominican Republic
EoP	48.32	46.71	3.4%	48.32	46.71	3.4%
Average	48.08	46.58	3.2%	47.57	46.07	3.3%
Austria & CEE
EoP	0.83	0.95	-12.4%	0.83	0.95	-12.4%
Average	0.85	0.93	-8.4%	0.89	0.90	-2.0%

Exchange Rates Local Currency Units per MxP
	4Q17	4Q16	Var.%	Jan - Dec 17	Jan - Dec 16	Var.%
USA
EoP	0.05	0.05	4.8%	0.05	0.05	4.8%
Average	0.05	0.05	4.6%	0.05	0.05	-1.5%
Brazil
EoP	0.17	0.16	6.3%	0.17	0.16	6.3%
Average	0.17	0.17	3.0%	0.17	0.19	-9.9%
Argentina
EoP	0.94	0.77	23.0%	0.94	0.77	23.0%
Average	0.93	0.78	18.7%	0.87	0.79	10.4%
Chile
EoP	31.1	32.3	-3.8%	31.1	32.3	-3.8%
Average	33.4	33.6	-0.5%	34.3	36.3	-5.5%
Colombia
EoP	151	145	4.2%	151	145	4.2%
Average	158	152	3.5%	156	164	-4.8%
Guatemala
EoP	0.37	0.36	2.3%	0.37	0.36	2.3%
Average	0.39	0.38	2.3%	0.39	0.41	-4.8%
Honduras
EoP	1.20	1.14	5.2%	1.20	1.14	5.2%
Average	1.25	1.18	5.9%	1.25	1.23	1.3%
Nicaragua
EoP	1.56	1.41	10.0%	1.56	1.41	10.0%
Average	1.62	1.47	9.8%	1.59	1.53	3.4%
Costa Rica
EoP	28.94	27.07	6.9%	28.94	27.07	6.9%
Average	30.18	28.28	6.7%	30.21	29.54	2.3%
Peru
EoP	0.16	0.16	1.2%	0.16	0.16	1.2%
Average	0.17	0.17	-0.1%	0.17	0.18	-4.9%
Paraguay
EoP	283	278	1.6%	283	278	1.6%
Average	298	290	2.9%	297	304	-2.4%
Uruguay
EoP	1.46	1.42	2.9%	1.46	1.42	2.9%
Average	1.54	1.44	6.7%	1.51	1.62	-6.4%
Dominican Republic
EoP	2.44	2.25	8.4%	2.44	2.25	8.4%
Average	2.54	2.35	7.9%	2.51	2.47	1.7%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer